EXHIBIT 99.2

NOTICE OF DISSOLUTION OF GROUP

On February 14, 2005, Apollo Real Estate Management III, L.P., Apollo Real Estate Advisors III, L.P., and certain entities filed a Schedule 13G as a group.  In connection with the initial public offering of Newkirk Realty Trust, Inc., the Reporting Persons dissolved their joint ventures with WEM and Vornado entities. Thus, the Reporting Persons should not be deemed to be a group, along with all of the other reporting persons included in the prior filing.